[Letterhead of Wachtell, Lipton, Rosen & Katz]





                          Direct Dial: (212) 403-1309
                           Direct Fax: (212) 403-2309
                            E-Mail: DAKatz@wlrk.com


                                  June 12, 2006



VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Lisa Vanjoske, Esq.
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0005

                  Re:   Cardinal Health, Inc.
                        Form 10-K for fiscal year ended June 30, 2005 File Number 1-11373
                        ----------------------------------------------

Dear Ms. Vanjoske:

            On behalf of our client, Cardinal Health, Inc. (the "Company"), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC" or "Commission") that appeared in your letter, dated April 21, 2006, with respect to the filing referenced above.

         Prior to addressing the Staff's comments, the Company wishes to inform the Staff that the Company intends to include, in its annual report on Form 10-K for the fiscal year ending June 30, 2006 (the "fiscal 2006 Form 10-K"), the following proposed disclosure regarding transactions with bulk customers (which would replace the prior bulk revenue description):

                                *     *     *

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 2


         Revenue within the Pharmaceutical Distribution and Provider Services ("PDPS") segment includes revenue from bulk customers. Deliveries to bulk customers primarily consist of product shipped in the same form as received from the manufacturer and delivered to customers' centralized warehouse operations and customers' mail order businesses. Shipments to these same customers' individual retail stores generally are not included in revenue from bulk customers. Bulk customers have the ability to store large quantities of products in central locations and self distribute these products to their individual retail stores or customers. As a result of reduced handling of shipments to bulk customers, the cost of servicing bulk customers by the Company is less than the cost of servicing non-bulk customers. The Company generally passes the benefit of these lower costs to its bulk customers, resulting in lower gross margin as compared to its non-bulk customers. Transactions with bulk customers, however, contribute to the Company's gross margin and operating earnings. See the PDPS segment's "Operating Earnings" discussion below for the significant items impacting operating earnings within this segment.

         Revenue from bulk customers for fiscal 2006 was $xx.x billion compared to $24.1 billion in fiscal 2005. The increase/decrease in revenue from bulk customers primarily relates to ________.

                                *     *     *

         As a result of the Staff's comments and the effect of the business model change in the PDPS segment, the Company has given detailed consideration to its bulk revenue disclosure, including the continued appropriateness of any bulk revenue disclosure. In evaluating this issue, the Company considered its use of information relating to sales volume of products that are delivered to bulk customers in negotiating the price to be charged to its customers, and its belief that revenues from bulk customers are a measure of interest to investors and analysts. In addition, bulk transactions contribute to the Company's gross margin and operating earnings; however, the Company generally passes the benefit of lower handling costs to its bulk customers, resulting in lower gross margin as compared to non-bulk customers. Consequently, the Company still believes that disclosure of bulk revenue is helpful to investors' understanding of the PDPS segment's business.

         The operational characteristics of non-bulk transactions tend to be more complex because they involve the Company receiving inventory in large or full case quantities from the manufacturer, breaking it down into smaller quantities, warehousing the product, picking products specific to a customer's order and delivering that order to customer locations (such as retail pharmacies or individual hospitals), generally on a just-in-time basis and in small quantities. The operational characteristics of bulk transactions, on the other hand, tend to be simpler than non-bulk transactions. Bulk transactions typically involve much larger quantities, generally in unopened cases or full pallets,

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 3


which are drop-shipped to bulk customers (i.e., shipped directly from the manufacturer to the customer) or crossdock shipped to bulk customers (i.e., shipped from the manufacturer to the Company then to the customer). In addition, bulk transactions include shipments from PDPS segment's inventory to bulk customers.

         From an economic perspective, the gross margin and operating earnings for non-bulk transactions still tend to be higher for the same or similar types of products but the operating earnings for bulk and non-bulk transactions are becoming more comparable. This increased comparability results from:

     1. the Company's expanded definition of bulk revenue in fiscal 2004 (under the expanded definition of bulk revenue, revenue from shipments of products to bulk customers from PDPS segment's inventory that historically earned margin are now classified as revenue from bulk customers); and

     2. income received from fee-for-service agreements. The Company began realizing the financial impact of transitioning to fee-for-service agreements in late fiscal 2005. The financial impact of the transition is being fully realized in fiscal 2006 as the transition has been completed. Fees earned from most manufacturers are not differentiated between bulk and non-bulk revenue.

         The two principal changes that the Company proposes for its disclosure are (1) simplifying the description of bulk revenue transactions, and (2) qualitatively comparing the impact on gross margin of bulk and non-bulk transactions. The Company proposes to change its description of bulk revenue in its fiscal 2006 Form 10-K without changing any of the components of bulk revenue as described in the Company's fiscal 2005 Form 10-K. The Company believes that the proposed description will be clearer and simpler because it will focus on bulk customers as opposed to the four characteristics that were enumerated in the Company's fiscal 2005 Form 10-K. In addition, the Company proposes to disclose that bulk transactions contribute to the Company's gross margin and operating earnings, but that bulk transactions have lower gross margin as compared to non-bulk transactions. The Company believes that the proposed bulk revenue disclosure will be helpful to the investment community.

                                *     *     *

         Set forth below are the Company's responses to the Staff's specific comments. For the Staff's convenience, the text of the Staff's comments is set forth below in bold followed in each case by the response.

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 4



NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - REVENUE RECOGNITION
------------------------------------------------------------------------

PHARMACEUTICAL DISTRIBUTION AND PROVIDER SERVICES

1. WE HAVE PREVIOUSLY COMMUNICATED TO CARDINAL'S MANAGEMENT OUR BELIEF THAT CATEGORIES OF TRANSACTIONS HAVING MATERIALLY DIFFERENT PROFIT MARGINS SHOULD BE DISCUSSED AND ANALYZED SEPARATELY IN MD&A. CARDINAL'S DECISION TO STOP DISCUSSING AND ANALYZING THE COST OF BULK REVENUE SALES COULD BE INTERPRETED TO MEAN THAT BULK AND NON-BULK REVENUE TRANSACTIONS HAVE PROFIT MARGINS THAT DIFFER BY NO MORE THAN AN IMMATERIAL AMOUNT. WE ARE TYING TO UNDERSTAND AND SEEK CLARIFYING DISCLOSURE EXPLAINING WHETHER THAT INTERPRETATION IS CORRECT. WE ARE ALSO TRYING TO UNDERSTAND AND SEEK CLARIFYING DISCLOSURE ABOUT WHAT THE PRESENTATION OF BULK REVENUES CONVEYS TO A READER; HOWEVER, IT IS UNCLEAR HOW THE OPERATIONAL CHARACTERISTICS THAT PROVIDE THE BASIS FOR YOUR CURRENT DEFINITION OF BULK REVENUE IMPACT BULK REVENUE GROSS PROFIT AND THUS DISTINGUISHES IT ECONOMICALLY FROM NON-BULK REVENUE. THIS LACK OF CLARITY STEMS IN PART FROM OUR UNDERSTANDING THAT THE CURRENT DEFINITION INCLUDES ALL REVENUE FROM PRODUCT SHIPPED TO CARDINAL'S CUSTOMERS IN THE SAME BULK FORM IT WAS RECEIVED BY CARDINAL FROM THE MANUFACTURERS AS WELL AS ALL REVENUE FROM PRODUCT SOLD TO CERTAIN CUSTOMERS IRRESPECTIVE OF WHETHER IT WAS SHIPPED TO THOSE CUSTOMERS IN THE SAME BULK FORM RECEIVED BY CARDINAL FROM THE MANUFACTURER OR WHETHER IT WAS REPACKAGED BY CARDINAL PRIOR TO SHIPPING. IN ORDER TO FACILITATE YOUR RESPONSE TO AND OUR UNDERSTANDING OF THESE TWO ISSUES AND TO HELP US UNDERSTAND IF YOUR DISCLOSURE ABOUT BULK REVENUE MAY NEED TO BE CLARIFIED AND IF SO HOW, WE DESCRIBE OUR UNDERSTANDING OF BULK REVENUE FOR PERIODS PRIOR TO FISCAL YEAR 2004 AND REQUEST THAT YOU ADDRESS THE QUESTIONS BELOW. CONSIDER THE NEED TO ADDRESS THESE POINTS SEPARATELY FOR YOUR FEE-FOR-SERVICE ARRANGEMENTS AND YOUR NON-FEE FOR-SERVICE ARRANGEMENTS. ALSO, WE REQUEST THAT YOU ASSESS WHETHER YOUR RESPONSES TO OUR QUESTIONS BELOW FULLY ADDRESS THE TWO ISSUES DESCRIBED ABOVE THAT WE ARE TRYING TO UNDERSTAND. IF YOU CONCLUDE THAT YOUR ANSWERS ARE RESPONSIVE TO THE QUESTIONS BELOW, BUT DO NOT FULLY ADDRESS THE TWO ISSUES DESCRIBED ABOVE, WE REQUEST THAT YOU PROVIDE ADDITIONAL NARRATIVE EXPLANATION TO FULLY ADDRESS THE TWO ISSUES DESCRIBED ABOVE.

      A) FOR PERIODS PRIOR TO FISCAL YEAR 2004, WE UNDERSTAND THAT CARDINAL DISCLOSED THAT ALL PRODUCT THAT CARDINAL DEFINED AS BULK REVENUE WAS SHIPPED TO CUSTOMERS IN THE SAME BULK FORM IT WAS RECEIVED BY CARDINAL FROM THE MANUFACTURERS. CARDINAL ALSO DISCLOSED THAT IT DID NOT EARN A GROSS PROFIT ON BULK REVENUES. THESE DISCLOSURES APPEAR TO SUGGEST THAT BULK REVENUE WAS DISTINGUISHED FROM NON-BULK REVENUE OPERATIONALLY BECAUSE IT WAS NOT REPACKAGED, AND ECONOMICALLY BY THE ABSENCE OF GROSS PROFIT. THE ABSENCE OF GROSS PROFIT AS WE UNDERSTAND STEMMED FROM

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 5


         CARDINAL'S POLICY OF PASSING ONTO ITS CUSTOMERS THE EFFICIENCIES RESULTING FROM THE LOWER HANDLING AND DISTRIBUTION COSTS THAT RESULTED FROM THE ABSENCE OF REPACKAGING AND DIFFERED MATERIALLY FROM CARDINAL'S OTHER CLASSES OF PRODUCT SALES, NECESSITATING SEPARATE DISCLOSURE AND ANALYSIS. WE UNDERSTAND THAT IT IS IN THE CONTEXT OF THIS CLASS OF PRODUCT SALES THAT CARDINAL DESCRIBED ITSELF AS AN INTERMEDIARY IN THE ORDERING AND SUBSEQUENT DELIVERY OF BULK SHIPMENTS OF PHARMACEUTICAL PRODUCTS. PLEASE TELL US IF OUR UNDERSTANDING OF BULK REVENUE FOR PERIODS PRIOR TO FISCAL YEAR 2004 IS CORRECT.

         RESPONSE: Yes, the Staff's understanding is correct. For periods prior to fiscal year 2004, bulk revenue in the Company's PDPS segment consisted solely of transactions in which the Company acted as an intermediary in the ordering and delivery of product, in large or full case quantities which were generally in the same bulk form as the products that were received from the manufacturer.(1) These deliveries represented drop shipments (i.e., shipments directly from the manufacturer to the customer) and/or crossdock shipments (i.e., shipments from the manufacturer to the Company then to the customer).

         As the handling and distribution costs associated with bulk products were relatively small, the Company generally passed on the vendor pricing to the customer. The Company's compensation from the customer primarily consisted of a period of positive cash float (i.e., interest earned by the company on the payment amounts received from the customer before such payment amounts were transmitted to the manufacturer), rather than gross margin. As such, prior to the change in the Company's definition of bulk revenue, the Company did not earn gross margin from bulk sales.

         Prior to the change in the definition of bulk revenue in fiscal 2004, bulk revenue was distinguished from non-bulk revenue operationally because products associated with bulk revenue (1) were not broken down into smaller units, and (2) differed economically by the absence of gross margin.

--------------------
(1) As disclosed in the Company Annual Report on Form 10-K for the fiscal year ended June 30, 2004 (the "fiscal 2004 Form 10-K"), prior to fiscal year 2004, "Bulk Deliveries to Customer Warehouses and Other" also included certain revenue relating to the Company's Pharmaceutical Technologies and Services segment. The Pharmaceutical Technologies and Services segment's revenue classified as "Bulk Deliveries to Customer Warehouses and Other" represented reimbursement from customers of certain out-of-pocket expenses incurred by the Company on behalf of customers and totaled $200.5 million in fiscal 2003. Since fiscal year ended June 30, 2004, these customer reimbursements have no longer been included within the Company's definition of bulk revenue.

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 6


(B) CARDINAL'S DECISION TO STOP DISCUSSING AND ANALYZING THE COST OF BULK REVENUE SALES COULD BE INTERPRETED TO MEAN THAT BULK AND NON-BULK REVENUE TRANSACTIONS HAVE PROFIT MARGINS THAT DIFFER BY NO MORE THAN AN IMMATERIAL AMOUNT. PLEASE TELL US IF THIS INTERPRETATION IS CORRECT AND PROPOSE CLARIFYING DISCLOSURE. IF THE PROFIT MARGINS ON BULK REVENUE TRANSACTIONS ARE MATERIALLY DIFFERENT THAN THOSE ON NONBULK REVENUE TRANSACTIONS, PLEASE PROVIDE US WITH PROPOSED DISCLOSURE THAT DISCUSSES AND ANALYZES THE COSTS OF SALES AND/OR GROSS PROFIT SEPARATELY FOR BULK REVENUE AND NONBULK REVENUE FOR EACH PERIOD PRESENTED.

         RESPONSE: In comparing bulk transactions to non-bulk transactions, the profit margins (that is, operating earnings) currently differ by a material amount primarily due to product mix. However, the Company does not believe that profit margins on the sale of the same or similar products differ by a material amount between bulk and non-bulk transactions. Although the profit margins for non-bulk transactions are higher (for the same or similar types of products), the profit margins for bulk and non-bulk transactions are becoming more comparable. This increased comparability results from:

          1. the Company's expanded definition of bulk revenue in fiscal 2004 (under the expanded definition of bulk revenue, revenue from shipments of products to bulk customers from PDPS segment's inventory that historically earned margin are now classified as revenue from bulk customers); and

          2. income received from fee-for-service agreements. The Company began realizing the financial impact of transitioning to fee-for-service agreements in late fiscal 2005. The financial impact of the transition is being fully realized in fiscal 2006 as the transition has been completed. Fees earned from most manufacturers are not differentiated between bulk and non-bulk revenue.

         The Company is unable to specifically quantify profit margin or gross margin on bulk transactions, since the Company's financial systems do not track cost of sales or profitability information at this level. The Company does track the cost of product, but it does not track other components of gross margin (fee-for-service income, inflation, cash discounts, and rebates) on bulk transactions. However, in an attempt to better understand the profitability and business trends, the Company has developed a quarterly profitability analysis of bulk and non-bulk transactions based upon a very high level, general allocation of margins and expenses.

         The Company's MD&A discussion focuses on matters that impact operating earnings. As stated above, the main drivers of earnings fluctuations are

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 7


         generally the same for bulk and non-bulk transactions involving same or similar products. As a result, the Company's operating earnings disclosure has and continues to focus on the overall drivers of profit margin across the PDPS segment. Therefore, the Company's proposed disclosure for its fiscal 2006 Form 10-K includes a cross-reference to PDPS segment's Operating Earnings discussion.

(C) PLEASE TELL US IF YOUR CURRENT DEFINITION OF BULK REVENUE INCLUDES ALL REVENUE FROM PRODUCT SHIPPED TO CARDINAL'S CUSTOMERS IN THE SAME BULK FORM IT WAS RECEIVED BY CARDINAL FROM THE MANUFACTURERS.

         RESPONSE: No. The current definition of bulk revenue includes the vast majority, but not all, of the revenue from product shipped to Cardinal's customers in the same bulk form as received from the manufacturers. There can be occurrences where non-bulk customers purchase product in the same bulk form as it is received by the Company from the manufacturers. The Company cannot specifically quantify how often this occurs or the revenue associated with such transactions as the Company's financial systems do not track this information. However, based on management's understanding of customer's buying patterns and customer's storage space limitations and based on the Company's next day service offering, such occurrences are believed to be minimal.


1(C)(I). TELL US IF CARDINAL HAS CONTINUED ITS PAST PRACTICE OF PASSING ON TO ITS CUSTOMERS THE EFFICIENCIES RESULTING FROM THE LOWER HANDLING AND DISTRIBUTION COSTS THAT STEM FROM THE ABSENCE OF REPACKAGING.

         RESPONSE: Yes. Cardinal has continued to pass on efficiencies of the lower distribution costs to its customers. These efficiencies, among other factors, are considered in negotiating the price to be charged by Cardinal to its customers.


1(C)(II). HELP US UNDERSTAND WHETHER THIS COMPONENT OF YOUR CURRENT DEFINITION OF BULK REVENUES IS THE EQUIVALENT OF CARDINAL'S DEFINITION OF BULK REVENUE FOR PERIODS PRIOR TO FISCAL YEAR 2004.

         RESPONSE: No. Prior to fiscal year 2004, bulk revenue included only revenues from bulk dropship (i.e., shipments directly from the manufacturer to the customer) and cross-dock (i.e., shipments from the manufacturer to the Company then to the customer) transactions. Since fiscal year 2004, bulk revenue has included revenue from transactions with the four characteristics set forth in the Company's fiscal 2004 Form 10-K.

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 8


1(C)(III). TELL US IF CARDINAL EARNS GROSS PROFIT ON THESE SALES AND IF SO WHETHER IT IS MORE THAN A NOMINAL AMOUNT.

         RESPONSE: Yes. Cardinal currently earns more than a nominal amount of profit margin from bulk transactions. With the expanded definition of bulk revenue in fiscal 2004, revenue from shipments of products to bulk customers from PDPS segment's inventory that historically earned margin are now classified as revenue from bulk customers. The expanded definition of bulk transactions includes dropships, crossdocks, and transactions that historically had margin associated with them (i.e., shipments from the PDPS segment's inventory to bulk customers). The margins earned increased upon the transition to the fee-for-service model as fees earned from most manufacturers are not differentiated between bulk and non-bulk revenue.

1(C)(IV). TELL US WHY CARDINAL'S MANAGEMENT BELIEVES IT IS NO LONGER NECESSARY TO DISCLOSE AND ANALYZE COSTS FOR PRODUCT SHIPPED TO CARDINAL'S CUSTOMERS IN THE SAME BULK FORM IT WAS RECEIVED BY CARDINAL FROM THE MANUFACTURERS FOR BOTH YOUR FEE-FOR-SERVICE AND YOUR NON-FEE-FOR-SERVICE ARRANGEMENTS.

         RESPONSE: The Company's proposed bulk revenue disclosure provides qualitative disclosure regarding gross margin on bulk transactions by specifically indicating that transactions with bulk customers have lower gross margin than transactions with non-bulk customers, because the Company passes the benefit of lower handling costs for bulk transactions to its bulk customers. In addition, the proposed disclosure refers the reader to the PDPS segment's "Operating Earnings" discussion for the main drivers of operating earnings fluctuations. The Company believes that the proposed bulk revenue disclosure will clarify the gross margin aspects of bulk transactions and will be helpful to the investment community.

(D). PLEASE TELL US IF YOUR CURRENT DEFINITION OF BULK REVENUE ALSO INCLUDES ALL REVENUE FROM PRODUCT SOLD TO CERTAIN CUSTOMERS IRRESPECTIVE OF WHETHER IT WAS SHIPPED TO THOSE CUSTOMERS IN THE SAME BULK FORM RECEIVED BY CARDINAL FROM THE MANUFACTURER OR WHETHER IT WAS REPACKAGED BY CARDINAL PRIOR TO SHIPPING.

          RESPONSE: As noted in the proposed disclosure above, deliveries to bulk customers primarily consist of product shipped in the same form as received from the manufacturer. Therefore, sales to bulk customers from the PDPS segment's repackaging business are not included in revenues from bulk customers, because these products are repackaged. However, sales to bulk customers from other business operations (Facilities and Brokerage operations) in the PDPS segment includes a comparatively small amount of product that is broken down into smaller units prior to shipping, which are

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 9

          included in bulk revenue. See the response to Comment 1(d)(i) below for a description of the three business operations within Pharmaceutical Distribution.


1(D)(I). TELL US AND PROPOSE CLARIFYING DISCLOSURE AS TO WHAT DETERMINES THE TYPE OF CUSTOMER THAT IS INCLUDED IN BULK VERSUS NON BULK REVENUE.


         RESPONSE: See the Company's proposed disclosure regarding transactions with bulk customers for inclusion in the Company's fiscal 2006 Form 10-K set forth above. For further background, we provide the following information about Pharmaceutical Distribution. Within Pharmaceutical Distribution, there currently are three(2) business operations:

         (1) Brokerage - wholesale distribution of pharmaceutical and related health care products in bulk form to customer warehouses;

         (2) Repackaging - a repackaging and distribution program for mainly retail direct store locations, customer warehouses and mail order businesses; and

         (3) Facilities (warehouse operation) - full service wholesale distribution of pharmaceutical and related health care products from the core distribution centers to locations including direct store locations, warehouses, processing centers, hospitals and clinics.

         Revenue classification for each of these three business operations is as follows:

         (1) Brokerage operation - all revenue meets the bulk revenue definition and is classified as bulk;

         (2) Repackaging operation - all revenue is non-bulk by definition (because the manufacturers' products are repackaged), and is thus classified as non-bulk revenue; and

         (3) Facilities (warehouse) operation - a subset of the revenue is identified as bulk and as non-bulk. Bulk revenue in the facilities operation is identified solely on the basis of customer classification codes. These

--------------------
(2) Between July 1, 2004 and June 30, 2005, Pharmaceutical Distribution had a fourth business operation consisting of a wholesale trading operation. The trading operation engaged in price arbitrage opportunities, selling excess pharmaceutical inventory. During this period, all revenue from the trading operation was classified as bulk revenue. Effective June 30, 2005, the trading operation was discontinued and no longer generates any revenue.

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 10


             codes are assigned at the outset of the customer relationship. For certain customer classifications, all sales are by definition bulk, and all sales to customers in those classifications are accordingly included in the calculation of bulk revenue. Sales to customers in the other classifications are by definition non-bulk. More specifically, sales to customers with the following customer classifications are bulk sales:

             chain:  mail order

             chain:  warehouse

             alternate care:  mail order

             alternate care:  warehouse


1(D)(II). TELL US WHETHER CARDINAL'S SALES PRICE TO THESE CUSTOMERS IS DEPENDENT ON WHETHER OR NOT CARDINAL REPACKAGES THE PRODUCT PRIOR TO SHIPPING.

         RESPONSE: No. The sales price to a bulk customer is not dependant on whether Cardinal breaks the product down to small units prior to shipping to such bulk customer.


(E) PLEASE TELL US HOW THE OPERATIONAL CHARACTERISTICS THAT PROVIDE THE BASIS FOR YOUR CURRENT DEFINITION OF BULK REVENUE IMPACT BULK REVENUE GROSS PROFIT AND THUS DISTINGUISH IT ECONOMICALLY FROM NON-BULK REVENUE.

         RESPONSE: The operational characteristics of non-bulk transactions tend to be more complex because they involve the Company receiving inventory in large or full case quantities from the manufacturer, breaking it down into smaller quantities, warehousing the product, picking products specific to a customer's order and delivering that order to customer locations (such as retail pharmacies or individual hospitals), generally on a just-in-time basis and in small quantities. The operational characteristics of bulk transactions, on the other hand, tend to be simpler than non-bulk transactions. Bulk transactions typically involve much larger quantities, generally in unopened cases or full pallets, which are drop-shipped to bulk customers (i.e., shipped directly from the manufacturer to the customer) or crossdock shipped to bulk customers (i.e., shipped from the manufacturer to the Company then to the customer). In addition, bulk transactions include shipments from PDPS segment's inventory to bulk customers, with the exception of shipments from the PDPS segment's repackaging operations to bulk customers. All shipments from the repackaging operation are classified as non-bulk.

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 11


         For additional information, please refer to the Company's response to Comment 1(b) above.

(F) PLEASE TELL US THE SUBSTANTIVE REASONS BEHIND CARDINAL MANAGEMENT'S USE OF ITS CURRENT DEFINITION OF BULK REVENUE. WE NOTE THAT YOU INDICATE THAT SOME INVESTORS AND ANALYSTS MAY HAVE INQUIRED ABOUT THE AMOUNT OF BULK REVENUES. PLEASE EXPLAIN TO US FULLY HOW CARDINAL'S MANAGEMENT USES THE FINANCIAL MEASURE. ALSO, YOU NOTE THAT BULK REVENUE IS A CLASSIFICATION USED THROUGHOUT THE INDUSTRY HOWEVER IT APPEARS THAT THE DEFINITION OF BULK REVENUE ADOPTED BY CARDINAL'S MANAGEMENT IN FISCAL YEAR 2004 MAY DIFFER FROM THE DEFINITION USED BY THE TWO MAJOR COMPETITORS YOU HAVE REFERENCED IN OUR RECENT TELEPHONE CONVERSATIONS.

         RESPONSE: For periods prior to fiscal year 2004, bulk revenue in the Company's PDPS segment consisted solely of products delivered to customer warehouses whereby the Company acted as an intermediary in the ordering and delivery of pharmaceutical products. These deliveries represented drop shipments (i.e., shipments directly from the manufacturer to the customer) and crossdock shipments (i.e., shipments from the manufacturer to the Company then to the customer). For all product shipments classified as bulk revenue, the product was shipped to the customer in the same bulk form in which it was received by the Company from the manufacturers. In addition, the Company segregated operating revenue from bulk revenue on its income statement. The Company had a policy which stated that if the inventory was in the Company's possession for greater than 24 hours prior to being sent to the customer or if the Company placed the order with the manufacturer prior to receiving the order from the customer, the resulting revenue would be classified as operating revenue rather than bulk revenue. In conjunction with the internal review performed by the Audit Committee, the Company identified certain bulk shipments which were intentionally held for longer than 24 hours in order to classify the revenue as operating revenue instead of bulk revenue.

         As a result, beginning with the fiscal 2004 10-K, the Company:

         o Started disclosing all revenues as a single line item on the face of the income statement; and
         o Developed the current definition of bulk revenue for its MD&A disclosure.

         The primary reason behind Cardinal management's use of the current definition was to strengthen the controls over bulk revenue classification. The Company defined bulk transactions based upon the type of customers and the

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 12


         types of shipments within the four characteristics set forth in the Company's fiscal 2004 Form 10-K. The Company wanted to ensure that bulk transactions were consistently defined from period to period. In addition, the length of time the Company held the product was not a factor in determining whether the transaction was classified as bulk. As a result of these changes and based upon a review of our competitor's filings, the Company's current definition appears to be broader than that used by its competitors. While the Company did indicate that bulk revenue is a classification used throughout the industry, the Company cannot explain the specific differences in the definitions used by the Company and its competitors. The Company has no knowledge of how its competitors define bulk revenue. The Company believes that consistency in its internal classification from period to period rather than consistency with its competitor's definition of bulk revenue is most important.

         Two additional substantive reasons behind Cardinal management's use of its current definition of bulk revenue are:

         1. use of data relating to sales volume delivered to bulk customers in negotiating the price to be charged to its customers; and

         2. for disclosure of revenue from bulk customers in its MD&A section because it is believed to be a measure of interest to investors and analysts.

(G) PLEASE TELL US WHY CARDINAL'S MANAGEMENT CHANGED ITS DEFINITION OF BULK REVENUE AND WHETHER YOU APPLIED THE NEW DEFINITION RETROACTIVELY TO ALL PERIODS PRESENTED.


         RESPONSE: Please see the Company's response to Comment 1(f) above for the Company's explanation of why the definition of bulk revenue was changed. As noted in the MD&A section of the Company's fiscal 2004 Form 10-K, the Company retroactively applied the new definition to all periods presented.


(H) PLEASE TELL US HOW THE ECONOMICS OF THE PRODUCT SALES CLASSIFIED AS BULK REVENUE UNDER CARDINAL'S CURRENT DEFINITION DIFFER FROM THE ECONOMICS OF THE PRODUCT SALES CLASSIFIED AS BULK REVENUE UNDER CARDINAL'S DEFINITION FOR FISCAL YEARS PRIOR TO JUNE 30, 2004. PLEASE ENSURE YOU ADDRESS BOTH FEE FOR-SERVICE AND NON-FEE FOR- SERVICE ARRANGEMENTS IN YOUR RESPONSE.

         RESPONSE: For periods prior to fiscal year 2004, bulk revenue in the PDPS segment consisted solely of products delivered to customer warehouses whereby the Company acted as an intermediary in the ordering and delivery of pharmaceutical products. These deliveries represented drop shipments (i.e., shipments directly from the manufacturer to the customer) and/or crossdock


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Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 13


         shipments (i.e., shipments from the manufacturer to the Company then to the customer).

         As the handling and distribution costs associated with bulk products were relatively small, the Company generally passed on the vendor pricing to the customer. The Company's compensation from the customer primarily consisted of a period of positive cash float (i.e., interest earned by the company on the payment amounts received from the customer before such payment amounts were transmitted to the manufacturer), rather than gross margin. In addition, the Company received no fee-for-service on these sales.

         As such, the Company did not earn gross margin from bulk sales prior to fiscal 2004.

         The Company adopted the current definition of bulk transactions in the fiscal 2004 Form 10-K. Transactions with bulk customers now contribute to gross margin and operating earnings, because:

             a. these transactions include shipments that are from the PDPS segment's inventory in addition to dropship and crossdock shipments;

             b. there is gross margin associated with the transactions from the Company's inventory (i.e. margin due to rebates, inflation, cash discounts, etc). Prior to the change in definition, this margin was associated with operating revenues rather than the bulk revenue; and

             c. upon transitioning to the fee-for-service model, the Company has been earning higher gross margin on bulk transactions generally as services performed (including dropship and crossdock transactions) are bundled together in negotiating the fee-for-service agreements.


(1)(I) IN ORDER TO HELP US UNDERSTAND HOW THE FOUR CHARACTERISTICS OF YOUR CURRENT DEFINITION OF BULK REVENUE MIGHT BE MORE CLEARLY DESCRIBED AND DIFFERENTIATED IN YOUR DISCLOSURE, PLEASE ADDRESS THE FOLLOWING:

         I. REFER TO CHARACTERISTIC #1 OF YOUR CURRENT DEFINITION OF BULK REVENUE. FOR PERIODS PRIOR TO THE FISCAL YEAR ENDED JUNE 30, 2004, CARDINAL DESCRIBED ITSELF AS AN INTERMEDIARY IN THE CONTEXT OF PRODUCT SHIPPED TO CUSTOMERS IN THE SAME BULK FORM IT WAS RECEIVED BY CARDINAL FROM THE MANUFACTURERS. DOES THIS SAME PHRASE MEAN SOMETHING DIFFERENT UNDER CARDINAL'S CURRENT DEFINITION OF BULK

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 14

              REVENUE? IF SO, PLEASE HELP US UNDERSTAND THE DIFFERENCE AND HOW YOUR DISCLOSURE MIGHT BE REVISED TO CLARIFY SUCH DIFFERENCE.

         II. PLEASE HELP US UNDERSTAND HOW CHARACTERISTICS #2 AND #4 OF YOUR CURRENT DEFINITION OF BULK REVENUE DIFFER FROM EACH OTHER. IN YOUR RESPONSE, HELP US UNDERSTAND THE DIFFERENCE BETWEEN "SAME BULK FORM", "FULL CASE QUANTITIES", AND "UNOPENED CASES OR FULL PALLETS" AND HOW YOUR DISCLOSURE MIGHT BE REVISED TO CLARIFY SUCH DIFFERENCES.

         III. REFER TO CHARACTERISTIC #3 OF YOUR CURRENT DEFINITION OF BULK REVENUE. YOUR NOVEMBER 23, 2005 RESPONSE INDICATES THAT THESE SALES REPRESENT "LARGE OR HIGH VOLUME FULL CASE QUANTITY SHIPMENTS FROM THE COMPANY'S WAREHOUSE INVENTORY TO
              CUSTOMERS...." PLEASE HELP US UNDERSTAND HOW CHARACTERISTIC #3
              DIFFERS FROM CHARACTERISTIC

             #4 AND HOW YOUR DISCLOSURE MIGHT BE REVISED TO CLARIFY SUCH DIFFERENCES. FOR EXAMPLE, ARE THE TRANSACTIONS CAPTURED BY CHARACTERISTIC #3 A SUBSET OF THE TRANSACTIONS CAPTURED BY CHARACTERISTIC #4?

         IV. REFER TO CHARACTERISTIC #4 OF YOUR CURRENT DEFINITION OF BULK REVENUE. PLEASE HELP US UNDERSTAND WHETHER THE NUMBER OF FULL CASE QUANTITIES IS THE DISTINGUISHING ATTRIBUTE OF CHARACTERISTIC #4 AND IF SO, WHAT NUMBER OF FULL CASE QUANTITIES MUST BE SOLD TO QUALIFY AS BULK REVENUE. ALTERNATIVELY, IS IT THE SALE OF FULL CASE QUANTIFIES THAT HAS NOT BEEN REPACKAGED THAT IS THE DISTINGUISHING ATTRIBUTE OF CHARACTERISTIC #4? PLEASE PROPOSE REVISED DISCLOSURE TO CLARIFY.

         V. THE EXAMPLES PROVIDED IN YOUR NOVEMBER 23, 2005 RESPONSE SUGGEST THAT THE FIRST AND THIRD CHARACTERISTICS ARE NOT DETERMINATIVE TO THE CLASSIFICATION OF A PRODUCT SALE US BULK REVENUE UNDER YOUR CURRENT DEFINITION AND AS NOTED ABOVE MAY ALREADY BE CAPTURED BY CHARACTERISTICS #2 AND #4. PLEASE TELL US IF THIS IS CORRECT AND PROPOSE REVISED DISCLOSURE THAT CLARIFIES THE DISTINCTION BETWEEN THE FOUR CHARACTERISTICS.


         RESPONSE: As set forth in the beginning section of this response, the Company has re-evaluated the need to have four separate characteristics to define bulk revenue transactions and proposes to include its new disclosure in its fiscal 2006 Form 10-K.


2. TELL US, IF:

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 15


   o  YOUR CUSTOMERS EVER ORDER DIRECTLY FROM YOUR VENDORS; OR

   o YOUR CUSTOMERS EVER ORDER DIRECTLY FROM YOUR VENDORS AND YOUR VENDORS SHIP DIRECTLY TO YOUR CUSTOMERS.

   IF YES FOR EITHER OF THE BULLETS ABOVE, TELL US YOUR ACCOUNTING TREATMENT AND PROVIDE US YOUR ACCOUNTING ANALYSIS OF EITF 99-19 THAT SUPPORTS YOUR ACCOUNTING FOR EACH BULLET.

         RESPONSE: As the customer's prime wholesaler, the customer looks to Cardinal for its product needs. There are instances when a customer will place an order directly with a vendor. An example of this is when a representative from the vendor is visiting the customer to introduce a new product and the customer decides it is interested in buying the product. It is standard practice for the customer to contact Cardinal directly to place the order. This enables Cardinal to perform all necessary credit checks. However, on occasion a customer may place a dropship order directly with the vendor. If this occurs, Cardinal will be notified of the transaction by the vendor and will perform all other duties it normally performs in a dropship transaction (E.G., bill the customer, remit payable to the vendor, collection of the receivable from the customer, and acceptance of returns from the customer.) The only difference between these transactions and other dropship transactions is that the customer places the order directly with the vendor rather than Cardinal.

         Consistent with its other dropship transactions, the Company records these sales on a gross basis and believes this treatment is consistent with the guidance in EITF 99-19, REPORTING REVENUE GROSS AS A PRINCIPAL VERSUS NET AS AN AGENT. According to EITF 99-19, in assessing whether revenue should be reported gross, the following should be considered:
         (1) whether the entity acts as principal in the transaction; (2) if the entity takes title to the products; (3) if the risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns have been transferred; and (4) if the entity acts as an agent or broker and is compensated on a commission or fee basis.

         The Company believes that it acts as a principal and assumes the risks and rewards of ownership on all drop shipments even if the order is placed directly with the vendor for the following reasons:

         o The Company incurs credit risk from its customer. The obligation to pay the vendor is independent of whether the Company is paid by its customer. In other words, the Company owes the vendor even when the customer defaults on payment.


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Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 16


         o The Company bears risk of loss for incomplete shipments. The Company's ability to receive compensation from the vendor is independent of its responsibility to the customer. In other words, the Company may negotiate and issue a credit to its customer while failing to obtain a corresponding credit from its vendor.

         o Even though the customer places the order with the vendor directly, the price charged to the customer is negotiated directly with the customer by Cardinal with no involvement from the vendor. The Company's income earned from the vendor consists of fees-for-service and cash discounts which are negotiated between the Company and the vendor.

                                *     *     *

            The Company believes it has been responsive to the issues raised by the Staff. The Company has been in dialogue with the Staff on these matters from October 6, 2005, and has responded to various questions raised by the Staff with respect to bulk revenue transactions. The following is a history of Staff comment letters/ communication and Company responses on this issue:

DATE OF SEC COMMENT LETTER/COMMUNICATION  DATE OF COMPANY RESPONSE
----------------------------------------  ------------------------

October 6, 2005                           November 23, 2005
January 13, 2006                          February 15, 2006
April 21, 2006                            June 12, 2006

            We believe the Company has responded in good faith to questions raised by the Staff. As the Staff is aware, under the Securities Offering Reform that became effective on December 1, 2005, the Company must disclose in its annual filing with the SEC those comments from the Staff that remain outstanding more than six months from the Company's fiscal year end. The Company anticipates filing its Form 10-K for the fiscal year ended June 30, 2006, on or about September 1, 2006. The Company would like to resolve any remaining issues with the Staff regarding these comments as expeditiously as possible. If there are further questions, the Company respectfully requests that a swift dialogue occur so that the Company can bring closure to this discussion prior to its Form 10-K filing.

Lisa Vanjoske, Esq.
Securities and Exchange Commission
June 12, 2006
Page 17


            Should you have any questions or comments regarding the foregoing, please contact the undersigned at (212) 403-1309 or my colleague, David K. Lam, at (212) 403-1394. At the Staff's request, Eric R. Slusser, Senior Vice President-Finance, Chief Accounting Officer and Controller, or Jeffrey W. Henderson, Executive Vice President and Chief Financial Officer, are available to answer any questions that you may have.

                                          Very truly yours,

                                          /s/ David A. Katz


                                          David A. Katz


Enclosures

cc:     Jim B. Rosenberg
            Securities and Exchange Commission
        Ivan K. Fong
        Jeffrey W. Henderson
        Eric R. Slusser
            Cardinal Health, Inc.
         David K.Lam
            Wachtell, Lipton, Rosen & Katz